RUSKIN MOSCOU FALTISCHEK P.C.
1425 Reckson Plaza, East Tower
Uniondale, NY 11556

Writer's Direct Dial: (516) 663-6546
Writer's Direct Fax: (516) 663-6746
Writer's E-Mail:    ssieger@rmfpc.com

January 10, 2007

Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

  Re:
  GTJ REIT, Inc. Form S-11 Registration Statement on Form S-4-
  Amendment No. 2 Filing dated December 5, 2006 File #333-136110

Dear Mr. McTiernan:

        This letter is in response to the letter (the "SEC Letter") dated December 20, 2006 from the Securities and Exchange Commission concerning the above referenced filing. Paragraph numbers in this letter correspond to the paragraph numbers in the SEC Letter.

General

        1.     We reissue comment 4 in part. We note that you refer to a number of sections that are not included in this prospectus. For instance, but without limitation, on page 25 you refer to the section "Important Provisions of Maryland Law and Our Charter and Bylaws." Please revise this document to include this section or to strike the reference.

        Answer: We have complied with comment 4 in full.

Present operations, page 6

        2.     We note your response to comment 7. On page 13, you state that in 2005 your non-rental revenue was $27,527,000 and that your non-rental operating expense was $28,006,000, for a non-rental loss of $474,000 ($27,527,000—$28,006,000). In this section, you state that "the Bus Companies and their subsidiaries collectively operate a group of outdoor maintenance businesses, and a paratransit business, with aggregate sales of approximately $27,000,000 and aggregate net income of approximately $2,900,000 in 2005." Please reconcile these disclosures.

        Answer: We have changed the statement on page 6 to refer to an operating loss of approximately $500,000, exclusive of existing real estate operations.

Summarized New York City Financial Information, page 52

        3.     Please revise to clearly disclose that the summarized financial information is derived from audited financial statements prepared in accordance with generally accepted accounting principles for governments in the United States of America as prescribed by Governmental Accounting Standards Board (GASB).

        Answer: The disclosure has been updated to reflect that the summarized financial information is derived from audited financial statements prepared in accordance with generally accepted accounting principles for governments in the United States of America as prescribed by Governmental Accounting Standards Board (GASB).

        4.     The second and third paragraphs under this heading should be revised to clarify why the summarized information is being provided and the basis for the presentation. In addition, you mention a reconciliation between the fiscal year 2005 governmental funds statement of revenues, expenditures, and changes in fund balances and the reported increase in the excess of liabilities over assets reported in the government-wide statement of activities. Please include the 2005 governmental funds statement of revenues, expenditures, and changes in fund balances, and the reconciliation to the increase in the excess of liabilities over assets reported in the government-wide statement of activities in your next amendment to clarify your disclosure.

        Answer: The second and third paragraphs have been revised to clarify why the summarized information is being provided and the basis for the presentation. We have included both the governmental funds statement of revenues, expenditures, and changes in fund balances, and the reconciliation to the increase in the excess of liabilities over assets reported in the government-wide statement of activities for the fiscal years ended June 30, 2006 and 2005.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 41

        5.     Please indicate the date on which the merger and the reorganization have been assumed to have consummated for your pro forma condensed consolidated statements of operations. Refer to Article 11 of Regulation S-X which requires that business combinations be reflected as if the occurred as of the beginning of the fiscal year presented and carried forward through the interim period presented.

        Answer: The dates have been included. as required by Article 11 of Regulation S-X which requires that business combinations be reflected as if they occurred as of the beginning of the fiscal year or interim period presented.

Pro Forma Condensed Consolidated Balance Sheet at September 30, 2006, page 48

Pro Forma Adjustments, page 48

        6.     Please tell us how you determined it was appropriate to allocate cost to certain assets and liabilities of Triboro Coach Corporation and Subsidiaries and Jamaica Central Railways, Inc. and Subsidiaries based on their historical value in connection with the entities acquisition by Green Bus Lines, Inc. and Subsidiary. Refer to paragraph 37 of SFAS 141.

        Answer: Based upon the provisions of SFAS 141 paragraphs 35-37 "…an acquiring entity shall allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at date of acquisition…" Management used their own assumptions and estimates in conjunction with the appraisals that were performed with respect to Triboro and Jamaica's fixed assets to preliminarily identify all of the assets and liabilities assumed, including intangible assets. The purchase accounting allocations made by management in connection with the unaudited pro forma condensed consolidated financial information is preliminary and subject to refinement when the final purchase accounting takes place after consummation of the mergers.

        7.     Please revise the descriptions in (c) and (c-1) to clarify what adjustments are being made to the pro forma balance sheets. Please indicate what percentage of the assets and liabilities of GTJ are being recorded at fair value, and what percentage at historical value. Additionally, tell us why the fair value of Triboro and Jamaica's interest in the real property of GTJ is eliminated under footnote (b), and what the amount recorded under note (c-1) in the amount of $35,766 represents.

        Answer: The descriptions in (c) have been revised to state the following: 'Prior to the merger, Green and Triboro each held a forty percent ownership interest in GTJ and Jamaica held the remaining twenty percent ownership interest in GTJ. Upon completion of this transaction, Green will own a hundred percent ownership interest in GTJ. In order to properly reflect this transaction, the pro forma balance sheet reflects the assets and liabilities of GTJ at historical cost, plus a pro rata fair value adjustment which has been allocated to those assets whose fair values are in excess of the historical cost and (c-1) has been revised to state that in accordance SFAS 141, to record the adjustments to reflect Green's acquisition of the remaining sixty percent ownership of GTJ's assets and liabilities that it did not already own: The real estate assets of the GTJ related to the ownership interest of Triboro and Jamaica are being recorded at their fair value which represents 60% of the total appraised value of the GTJ's real property. The fair value of Triboro and Jamaica's interest in the real property is eliminated in Note b and then added back in Note C-1. The Pro Forma Adjustments were presented in this manner to provide a complete trail to the transaction. The amount of $23,457 (previously $35,766) represents the fair value of Triboro and Jamaica's ownership interest in the real property of GTJ.

Green Bus Lines, Inc. and Subsidiaries Consolidated Financial Statements, page F-12

Consolidated Statements of Cash Flows, page F-17

        8.     Please revise your statements of cash flows to present operating cash flows from discontinued operations within cash provided by (used in) operating activities. Refer to section 9. "Discontinued Operations", of the Interpretation of FASB Statements No. 95 and 102, "Statement of Cash Flows." In addition clarify to us why there were no financing activities associated with the discontinued operations.

        Answer: The statements have been revised to present operating cash flows from discontinued operations within cash provided by (used in) operating activities. All financing activities relate to continuing operations, namely payments of dividends and repurchases of stock.

Triboro Coach Corporation and Subsidiaries Consolidated Financial Statements, page F-46

Consolidated Statements of Cash Flows, page F-51

        9.     Please revise your statements of cash flows to present operating cash flows from discontinued operations within cash provided by (used in) operating activities. Refer to section 9. "Discontinued Operations", of the Interpretation of FASB Statements No. 95 and 102, "Statement of Cash Flows." In addition clarify to us why there were no financing activities associated with the discontinued operations.

        Answer: The statements have been revised to present operating cash flows from discontinued operations within cash provided by (used in) operating activities. All financing activities relate to continuing operations namely payments of dividends and repurchases of stock.

Jamaica Central Railways, Inc. and Subsidiaries Consolidated Financial Statements, page F-79

Consolidated Statements of Cash Flows, page F-84

        10.   Please revise your statements of cash flows to present operating cash flows from discontinued operations within cash provided by (used in) operating activities. Refer to section 9. "Discontinued Operations", of the Interpretation of FASB Statements No. 95 and 102, "Statement of Cash Flows." In addition clarify to us why there were no financing activities associated with the discontinued operations.

        Answer: The statements have been revised to present operating cash flows from discontinued operations within cash provided by (used in) operating activities. All financing activities relate to continuing operations namely payments of dividends and repurchases of stock.

                      Very truly yours,

                      /s/ STUART M. SIEGER

                      STUART M. SIEGER
                      For the Firm

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cc:
Jerome Cooper
Paul Cooper
Douglas Cooper
Adam Silvers
Michael Schnipper